LEVEL ONE BANCORP, INC.

March 11, 2020

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention:    John Stickel

Re:	Level One Bancorp, Inc.
Request for Acceleration of Effectiveness of
Registration Statement on Form S-4
File No. 333-236920

Ladies and Gentlemen:

Level One Bancorp, Inc. hereby requests that the above-referenced Registration Statement on Form S-4 be declared effective under the Securities Act of 1933, as amended, at 3:00 p.m., Eastern Daylight Time, or as soon as practicable thereafter, on Thursday, March 12, 2020.
The staff should feel free to contact Bill Fay of Barack Ferrazzano Kirschbaum & Nagelberg LLP, the registrant’s legal counsel, at (312) 629-7470 with any questions or comments.
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Sincerely,

Level One Bancorp, Inc.

By:	/s/ David C. Walker
David C. Walker
Executive Vice President and Chief Financial Officer